Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2015 and December 31, 2014 and results of operations for the three and nine months ended September 30, 2015 and 2014. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2015, included elsewhere in this report, and our annual report for the year ended December 31, 2014 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Part I – Objectives and Financial Highlights – Overview of the Business” and “Part IV – Additional Information – Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 38% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our seven operating segments are organized into the following: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hospitality, vi) Triple Net Lease, which includes Capital Automotive Real Estate Services Inc. (“CARS”), and vii) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker. For presentation purposes, certain information for our Industrial, Multifamily, Hospitality and Triple Net Lease segments have been combined in this MD&A.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration starting in April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. However, given the Redeemable/Exchangeable Partnership Units have been issued by a subsidiary of the partnership, we present such units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units and, like the Redeemable/Exchangeable Partnership Units, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As these equity interests have been issued by a subsidiary of the partnership, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three and nine months ended September 30, 2015 and includes material information up to November 12, 2015. Financial data has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars, except per unit amounts. Amounts in Canadian Dollars (C$), Australian Dollars (A$), British Pounds (£), Euros (€), Brazilian Reais (R$), and Indian Rupees (₨) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 14,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the Office, Retail, Industrial, Multifamily, Hospitality and Triple Net Lease sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including interests in:

•
240 office properties totaling over 114 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;

•
172 regional malls and urban retail properties containing 154 million square feet in the United States and Brazil; our retail properties are primarily held through our 29% interest in General Growth Properties, Inc. (“GGP”) (34% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 33% interest in Rouse Properties, Inc. (“Rouse”);

•
Over 47 million square feet of industrial space across 172 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 7 million square feet currently under construction;

•	Approximately 38,800 multifamily units across 134 properties across the United States and Canada;

•	27 hospitality assets with approximately 18,000 rooms across North America, Europe and Australia; and

•	Over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis.

In addition, we have a 30 million square foot office development pipeline, an approximately $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 45 million square feet of industrial properties.

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on page 8 in this MD&A.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

PART II – FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 11.

Summary Statement of Operating Results and Key Metrics

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$805	$746	$2,396	$2,211
Hospitality revenue	363	236	897	775
Investment and other revenue	99	116	293	417
Total revenue	1,267	1,098	3,586	3,403
Direct commercial property expense	333	314	968	959
Direct hospitality expense	240	191	642	606
Investment and other expense	54	58	114	93
Interest expense	397	298	1,137	893
Depreciation and amortization	45	37	122	113
General and administrative expense	174	90	406	269
Total expenses	1,243	988	3,389	2,933
Fair value gains, net	245	781	1,252	2,363
Share of earnings from equity accounted investments	238	257	1,051	786
Income before taxes	507	1,148	2,500	3,619
Income tax expense (benefit)	72	105	(109)	794
Net income	$435	$1,043	$2,609	$2,825
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	242	65	557	583
Net income attributable to Unitholders	$193	$978	$2,052	$2,242

NOI	$595	$477	$1,683	$1,421
FFO	$165	$172	$499	$544

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions, except per share information)	2015	2014	2015	2014
Net income attributable to Unitholders - basic(1)	$193	$978	$2,052	$2,242
Dilutive effect of conversion of capital securities - corporate	—	8	36	10
Net income attributable to Unitholders - diluted	$193	$986	$2,088	$2,252

Weighted average number of units outstanding - basic(1)	782.6	712.9	782.7	653.2
Conversion of capital securities - corporate and options	0.4	27.0	40.4	11.4
Weighted average number of units outstanding - diluted	783.0	739.9	823.1	664.6
Net income per unit attributable to Unitholders - basic(1)	$0.25	$1.37	$2.62	$3.43
Net income per unit attributable to Unitholders - diluted	$0.25	$1.33	$2.54	$3.39

(1)
Basic net income attributable to Unitholders per unit for the three and nine months ended September 30, 2015 requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares. Net income attributable to Unitholders per unit with the add back of the associated carry on the preferred shares would be $0.29 per unit and $2.75 per unit for the three and nine months ended September 30, 2015, respectively.

Consolidated Performance and Analysis

For the three months ended September 30, 2015, we reported net income of $435 million, of which $193 million was attributable to Unitholders. This compares to net income of $1,043 million, of which $978 million was attributable to Unitholders for the same period in the prior year. Net income attributable to Unitholders decreased primarily due to higher fair value gains recorded in the prior year. Additionally, we recognized transaction expenses related to acquisitions in the current period and were also negatively impacted by foreign exchange movements. Finally, the current period reflects an impairment on our Brazilian retail property portfolio, including the write-off of the portfolio premium associated with the declining macroeconomic conditions in the country. These decreases were partially offset by net income recorded from acquisitions, including Center Parcs Group ("Center Parcs UK") and Associated Estates Realty Corp. ("Associated Estates"), both of which were purchased in the current quarter, and the impact of our incremental interest in Canary Wharf Group plc ("Canary Wharf"), which we acquired in the first quarter of the current year. In connection with the acquisition of additional interests in Canary Wharf, we contributed our 22% interest therein to a newly created joint venture formed to acquire all outstanding shares of Songbird Estates plc (“Songbird”) and Canary Wharf (collectively, the “Canary Wharf Transaction”) in the first quarter of 2015.

For the nine months ended September 30, 2015, we reported net income of $2,609 million, of which $2,052 million was attributable to Unitholders. This compares to net income of $2,825 million, of which $2,242 million was attributable to Unitholders for the same period in the prior year. The decrease period over period is primarily related to higher fair value gains in the prior year, partially related to a one-time gain on the repayment of debt of Inmobiliaria Colonial ("Colonial") of $140 million in the second quarter of 2014, as well as the negative impact of foreign currency in addition to transaction costs in the current period and impairment losses noted above. Furthermore, we recorded fair value losses on our warrants in GGP in our retail segment due to the decrease in its stock price during the current period. These decreases were partially offset by our increased weighted average interest in Brookfield Office Properties Inc. ("BPO") following the acquisition of additional interests in the first half of 2014, and the impact of acquisition activity over the prior year. During the current year, we recorded a reversal of tax expense recorded during 2014 as a result of a reduction in the effective tax rate applied to income of certain subsidiaries, resulting in a tax benefit of $109 million.

Commercial property revenue was $805 million for the three months ended September 30, 2015 compared to $746 million during the same period in the prior year. The increase is primarily attributable to revenue from acquisitions, including Associated Estates in our multifamily segment and CARS in our triple net lease segment, which was partially offset by the dispositions of assets across our portfolio and the negative impact of foreign exchange.

The increase in commercial property revenue to $2,396 million for the nine months ended September 30, 2015 compared to $2,211 million during the same period in the prior year is primarily due to the acquisitions of CARS, Associated Estates and a portfolio of apartment buildings in Manhattan since September 30, 2014, offset by the negative impact of foreign exchange and the disposition of office assets in the United States, Canada and the United Kingdom.

Hospitality revenue increased to $363 million for the three months ended September 30, 2015, compared to $236 million in the same period in the prior year. Hospitality revenue was $897 million for the nine months ended September 30, 2015 compared to $775 million during the same period in the prior year. These increases are primarily related to the acquisition of Center Parcs UK and higher casino revenue at the Atlantis, which was partially offset by the disposition of the One&Only Ocean Club in the second quarter of 2014.

Direct commercial property expense increased by $19 million and $9 million during the three and nine months ended September 30, 2015, respectively, compared to the same periods in the prior year. The increase is primarily due to acquisitions, including Associated Estates and our Manhattan multifamily portfolio, offset by full or partial dispositions of mature properties and the impact of currency movements.

During the three and nine months ended September 30, 2015, direct hospitality expense increased by $49 million and $36 million, respectively, as compared to the same periods in the prior year primarily as a result of the acquisition of Center Parcs UK.

Investment and other revenue decreased by $17 million for the three months ended September 30, 2015 to $99 million as compared to $116 million during the same period in the prior year. This is primarily due to higher development revenue earned in our industrial platform in the prior year period.

For the nine months ended September 30, 2015, investment and other revenue decreased by $124 million as compared to the same period in the prior year primarily due to a one-time $140 million gain recorded in the second quarter of 2014 on the repayment of a debt investment in Colonial and a fee of $9 million earned from the disposition of an office property in Houston during the prior year, as well as lower development revenue in our industrial platform compared to the prior year. These decreases were partially offset by a $15 million dividend from our investment in Canary Wharf prior to our acquisition thereof, an $8 million increase in interest income on a loan note associated with a portfolio of hotels in Germany and a $4 million fee earned in connection with the disposition of an office property in Seattle.

For the three and nine months ended September 30, 2015, interest expense increased by $99 million and $244 million, respectively, as compared to the same periods in the prior year. These increases were primarily driven by interest expense on preferred equity securities issued to the Qatar Investment Authority (“QIA”) in December 2014 and interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in the first and second quarters of 2014, as well as additional property-level debt as a result of acquisitions and upfinancings.

General and administrative expense increased by $84 million and $137 million for the three and nine months ended September 30, 2015, respectively, compared to the same periods in the prior year. This is attributable to $48 million of transaction costs related to the acquisitions of Center Parcs UK and Associated Estates and an increase in the equity enhancement distributions and base management fees recorded during the three and nine months ended September 30, 2015, respectively, following an increase in the partnership's capitalization. The increase is also attributable to expenses from subsidiaries acquired during 2015.

Investment and other expense, which relates to costs incurred in connection with development contracts in our industrial platform, decreased by $4 million during the three month period ended September 30, 2015 compared to the prior year period, as a result of higher development activity in the prior year.

Investment and other expense increased by $21 million during the nine month period ended September 30, 2015 compared to the prior year period, as a result of higher development activity in the beginning of the current year.

The table below presents further information on the fair value gains, net recorded during the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial properties	$223	$574	$1,157	$1,719
Commercial developments	33	88	204	239
Financial instruments and other	(11)	119	(109)	405
Total fair value gains, net	$245	$781	$1,252	$2,363

Fair value gains of $245 million were recognized for the three months ended September 30, 2015 as compared to $781 million in the same period in the prior year as detailed in the table above. Fair value gains on our commercial properties and developments of $256 million primarily related to continued strength in the office and multifamily markets in the United States, as well as in the industrial sector in the United Kingdom. Fair value losses on our financial instruments and other were $11 million, which were primarily attributable to the impairment of goodwill related to a portfolio premium on our Brazilian retail assets as a result of the macroeconomic environment in the country, partially offset by a gain on our investment in GGP warrants during the quarter.

Fair value gains of $1,252 million were recognized for the nine months ended September 30, 2015 as compared to $2,363 million in the same period in the prior year. During the nine months ended September 30, 2015, we recorded fair value gains primarily related to office properties in New York, London and Sydney, as well as multifamily properties in the United States and industrial properties in Europe. Fair value losses on our financial instruments and other were $109 million related to our investments in GGP warrants, on which we recorded a loss of $118 million, as a result of the movement in GGP's share price, and the goodwill impairment noted above, offset by a gain on our 22% interest in Canary Wharf prior to the Canary Wharf Transaction.

The components of earnings from equity accounted investments for the three and nine months ended September 30, 2015 and 2014 are presented as follows:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Joint ventures	$122	$112	$532	$287
Associates	116	145	519	499
Share of net earnings from equity accounted investments	$238	$257	$1,051	$786

Our share of net earnings from equity accounted investments was $238 million for the three months ended September 30, 2015, which represents a decrease of $19 million compared to the same period in the prior year. For the nine months ended September 30, 2015, we earned $1,051 million from equity accounted investments, which represents an increase of $265 million compared to the same period in the prior year.

Our investments in joint ventures earned $122 million and $532 million for the three and nine months ended September 30, 2015, respectively, which represents increases of $10 million and $245 million compared to the same periods in the prior year. These increases are primarily attributable to the net earnings from our joint venture interest in Canary Wharf and fair value gains on our equity accounted office properties in New York and London in the current year.

We earned $116 million from associates for the three months ended September 30, 2015, a $29 million decrease compared with the same period in the prior year primarily due to higher valuation gains on our U.S. retail portfolio during the prior period.

We earned $519 million from associates for the nine months ended September 30, 2015, a $20 million increase compared with the prior year primarily due to higher income in the current period as a result of a disposition gain on the sale of a facilities management operation in Canada and Australia, partially offset by higher valuation gains on our U.S. retail portfolio during the prior period.

For the three months ended September 30, 2015, we recorded an income tax expense of $72 million compared with $105 million during the same period in the prior year. The decrease is primarily attributable to lower before tax book income in the current period.

For the nine months ended September 30, 2015, we recorded an income tax benefit of $109 million compared with $794 million of income tax expense during the same period in the prior year. The decrease is primarily attributable to an income tax benefit as a result of a reorganization of our interests in certain subsidiaries that resulted in a reduction in the tax rate applied to those subsidiaries and a reversal of a tax expense recorded in 2014.

Net income attributable to non-controlling interests of others in operating subsidiaries and properties increased by $177 million and for the three months ended September 30, 2015, primarily as a result of acquisitions of new subsidiaries which are not wholly-owned by the partnership.

Net income attributable to non-controlling interests of others in operating subsidiaries and properties decreased by $26 million for the nine months ended September 30, 2015, primarily as a result of a higher proportion of our net income being attributable to our investment in BPO, which is now wholly-owned, offset by net income attributable to non-controlling interests of others in newly acquired subsidiaries.

NON-IFRS MEASURES
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$805	$746	$2,396	$2,211
Direct commercial property expense	(333)	(314)	(968)	(959)
Commercial property NOI	472	432	1,428	1,252
Hospitality revenue	363	236	897	775
Direct hospitality expense	(240)	(191)	(642)	(606)
Hospitality NOI	123	45	255	169
Total NOI	595	477	1,683	1,421
Investment and other revenue	99	116	293	417
Investment and other expense	(54)	(58)	(114)	(93)
Share of net earnings from equity accounted investments	238	257	1,051	786
Interest expense	(397)	(298)	(1,137)	(893)
Depreciation and amortization	(45)	(37)	(122)	(113)
General and administrative expense	(174)	(90)	(406)	(269)
Fair value gains, net	245	781	1,252	2,363
Income before taxes	507	1,148	2,500	3,619
Income tax (expense) benefit	(72)	(105)	109	(794)
Net income	$435	$1,043	$2,609	$2,825
Net income attributable to non-controlling interests	242	65	557	583
Net income attributable to Unitholders	$193	$978	$2,052	$2,242

Commercial property NOI increased by $40 million to $472 million during the three months ended September 30, 2015 compared with $432 million during the same period in the prior year. During the nine months ended September 30, 2015, commercial property NOI increased by $176 million to $1,428 million compared with $1,252 million during the same period in the prior year. The increases are driven by investments that were acquired since September 30, 2014, which primarily include Associated Estates, CARS, a multifamily portfolio in Manhattan and office parks in India (“Candor Office Parks”), as well as NOI from the commencement of leases in lower Manhattan in our office segment, offset by dispositions of non-core assets across our portfolio.

Hospitality NOI increased by $78 million to $123 million during the three months ended September 30, 2015 compared with $45 million during the same period in the prior year. In addition, hospitality NOI increased by $86 million to $255 million during the nine months ended September 30, 2015 compared with $169 million during the same period in the prior year. This increase is primarily due to the acquisition of Center Parcs UK and higher casino revenue at the Atlantis, offset by the sale of the One&Only Ocean Club.

The following table reconciles net income to FFO for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Net income	$435	$1,043	$2,609	$2,825
Add (deduct):
Fair value gains, net	(245)	(781)	(1,252)	(2,363)
Share of equity accounted fair value gains, net	(59)	(146)	(542)	(402)
Depreciation and amortization of real estate assets	39	29	104	85
Income tax expense (benefit)	72	105	(109)	794
Non-controlling interests in above items	(77)	(78)	(311)	(395)
FFO	$165	$172	$499	$544

FFO decreased to $165 million during the three months ended September 30, 2015 compared with $172 million during the same period in the prior year. For the nine months ended September 30, 2015, FFO decreased to $499 million compared with $544 million during the same period in the prior year. These decreases were driven by higher interest expense in the three and nine months ended September 30, 2015 as a result of financing arrangements related to the acquisition of BPO and the Canary Wharf Transaction, as well as the negative impact of foreign exchange rate fluctuations on our earnings from operations outside of the U.S. In addition, the current period reflects transaction costs related to the acquisitions noted above, while in the prior year we recorded a net realized gain of $43 million related to our debt investment in Colonial. This decrease was partially offset by the increased ownership of BPO in the second quarter of 2014 as well as acquisition activity, which we noted above, as well as a gain on the extinguishment of debt in our U.S. retail portfolio.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Investment properties
Commercial properties	$39,719	$37,789
Commercial developments	3,949	3,352
Equity accounted investments	15,341	10,356
Hospitality assets	6,254	2,478
Cash and cash equivalents	1,188	1,282
Assets held for sale	525	2,241
Total assets	71,015	65,575
Debt obligations	31,571	27,006
Liabilities associated with assets held for sale	303	1,221
Total equity	29,688	28,299
Equity attributable to Unitholders	$21,225	$20,208
Equity per unit(1)	$29.11	$27.78
(1) Assumes conversion of mandatorily convertible preferred shares. See page 10 for additional information.

As of September 30, 2015, we had $71,015 million in total assets, compared with $65,575 million at December 31, 2014. This $5,440 million increase is primarily due to acquisition activity in the current year, including the acquisitions of additional interests in Canary Wharf, Center Parcs UK and Associated Estates. This increase was partially offset by the impact of the depreciation of foreign currencies relative to the U.S. Dollar and the dispositions of office properties in Washington, D.C., Boston, Seattle and Toronto.

The following table presents the changes in our commercial properties from December 31, 2014 to September 30, 2015:

(US$ Millions)	Sep 30, 2015
Commercial properties, beginning of period	$37,789
Changes resulting from:
Acquisitions	2,966
Capital expenditures	655
Dispositions	(295)
Fair value gains, net	1,157
Reclassifications to assets held for sale	(1,198)
Foreign currency translation	(1,642)
Other	287
Commercial properties, end of period	$39,719

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,949 million at September 30, 2015, an increase of $597 million from the balance of $3,352 million at December 31, 2014. The increase is primarily attributable to capital expenditures, and the recognition of valuation gains, primarily at our office developments in New York, Calgary, Toronto, London and Perth, partially offset by the impact of foreign exchange, as well as the disposition of a development asset in São Paulo to Brookfield Asset Management during the third quarter of 2015.

During the first quarter of 2015, we reclassified an office property in Boston and an industrial development in Europe to assets classified as held for sale on the condensed consolidated balance sheet. In addition, the partnership disposed of office properties in Seattle and Toronto, as well as one of the four multifamily assets that had been reclassified to assets classified as held for sale as of December 31, 2014. In addition, we contributed eight office assets from our D.C. portfolio to Brookfield D.C. Office Partners LLC (the "D.C. Fund"). The following buildings were contributed to the D.C. Fund: 650 Massachusetts Avenue, 77 K Street, 799 9th Avenue and five properties formerly held in the US Office Fund (1400 K Street, 1200 K Street, 1250 Connecticut Avenue, Bethesda Crescent and the Victor Building). We have a 40% economic interest in the D.C. Fund which is reflected as a 51% equity accounted investment less convertible notes payable and capital securities held by an institutional investor on our condensed consolidated financial statements. In our office segment, we also disposed of a 49% interest in 75 State

Street in Boston and now account for the remaining interest as an equity accounted investment. During the second quarter of 2015, we reclassified office properties in Toronto and London to assets held for sale upon entering into an agreement to sell the properties and disposed of the remaining three multifamily assets that had been classified as assets held for sale as of December 31, 2014. The Toronto property was disposed of during the third quarter of 2015, while the sale of an 80% interest in the London property closed subsequent to quarter-end.

The following table presents a roll forward of changes in our equity accounted investments from December 31, 2014 to September 30, 2015:

(US$ Millions)	Sep 30, 2015
Equity accounted investments, beginning of period	$10,356
Additions, net of disposals	4,188
Share of net income	1,051
Distributions received	(200)
Foreign exchange	(125)
Other	71
Equity accounted investments, end of period	$15,341

Equity accounted investments, which includes our investments in GGP, Rouse and other income producing property, increased by $4,985 million since December 31, 2014 primarily as a result of our investment in a joint venture formed to acquire all outstanding shares of Songbird to which we also contributed our investment in Canary Wharf that was previously recognized as a financial asset. In addition, due to the dispositions of partial interests in the properties held in the D.C. Fund and 75 State Street, we are equity accounting our remaining interest within these properties. During the third quarter, we also acquired an equity accounted joint venture interest in a hotel portfolio in Germany and converted our interest in CXTD from preferred shares to common shares. Consequently, we are equity accounting for our interest in CXTD, which was previously recognized as a financial asset.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Corporate borrowings	$3,497	$3,377
Funds subscription facilities	1,403	504
Non-recourse borrowings
Property-specific borrowings	26,485	22,569
Subsidiary borrowings	186	556
Total debt obligations	$31,571	$27,006
Current	9,261	3,127
Non-current	22,310	23,879
Total debt obligations	$31,571	$27,006

Debt obligations increased by $4,565 million from $27,006 million at December 31, 2014 to $31,571 million at September 30, 2015. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the year, as noted above, as well as borrowings on subscription facilities to fund these acquisitions and refinancing activity. This increase was partially offset by the reclassification of 99 Bishopsgate in London and the HSBC Building in Toronto to assets held for sale, as well as the impact of foreign exchange. These decreases were offset by new debt relating to newly acquired assets and draws on construction facilities in the current period.

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Sep 30, 2015	Dec 31, 2014
Total equity	$29,688	$28,299
Less:
Interests of others in operating subsidiaries and properties	8,463	8,091
Equity attributable to Unitholders	21,225	20,208
Mandatorily convertible preferred shares	1,549	1,535
Total equity attributable to unitholders	$22,774	$21,743
Partnership units	712,423,125	712,743,649
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	782,462,035	782,782,559
Equity attributable to unitholders per unit assuming the conversion of mandatorily convertible preferred shares	$29.11	$27.78

Equity attributable to Unitholders was $21,225 million at September 30, 2015, compared to $20,208 million at December 31, 2014. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to unitholders increased to $29.11 per unit at September 30, 2015 from $27.78 per unit at December 31, 2014. The increase was a result of fair value gains and income from equity accounted investments recorded during the period, as well as income from new investments, which was partially offset by the impact of foreign exchange.

Interests of others in operating subsidiaries and properties was $8,463 million at September 30, 2015, an increase of $372 million from the balance of $8,091 million at December 31, 2014. The increase was primarily a result of acquisitions of subsidiaries that are not wholly-owned by the partnership during the current period, partially offset by the impact of foreign exchange and the acquisition of additional interests in Candor Office Parks in the first quarter of 2015, which was previously recorded as non-controlling interest.

SUMMARY OF QUARTERLY RESULTS

	2015			2014				2013
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$1,267	$1,170	$1,149	$1,070	$1,098	$1,243	$1,062	$1,100
Direct operating costs	573	504	533	524	505	533	527	525
Net income	435	1,165	1,009	1,595	1,043	1,289	493	326
Net income attributable to unitholders	193	1,026	833	1,492	978	892	372	190
Net income per share attributable to unitholders - basic	$0.25	$1.31	$1.06	$2.09	$1.37	$1.31	$0.67	$0.37
Net income per share attributable to unitholders - diluted	$0.25	$1.26	$1.02	$1.97	$1.33	$1.30	$0.67	$0.37

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality, which primarily affects our retail assets and hospitality assets. Generally, our retail assets have stronger performance in the winter months and our North American hospitality operations in the winter and spring months, while Center Parcs UK generally has stronger performance in the third quarter. Our net income fluctuates largely due to fair value gains and losses in each given period as well.

SEGMENT PERFORMANCE

Our operations are organized into seven operating segments, including our corporate activities. For purposes of this MD&A, we have combined certain segment information in the industrial, multifamily, hospitality and triple net lease results since a majority of these assets were acquired recently and would not be meaningful on a stand-alone basis.

The following table presents FFO by segment for comparison purposes:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Office	$178	$145	$495	$410
Retail	106	101	326	319
Industrial, Multifamily, Hospitality and Triple Net Lease	18	17	92	54
Corporate	(137)	(91)	(414)	(239)
FFO	$165	$172	$499	$544

The following table presents equity attributable to Unitholders by segment as of September 30, 2015 and December 31, 2014:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Office	$18,213	$16,003
Retail	9,238	9,171
Industrial, Multifamily, Hospitality and Triple Net Lease	2,936	1,590
Corporate	(9,162)	(6,556)
Total	$21,225	$20,208

Office

Our office segment consists of interests in 240 office properties totaling over 114 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary, and Perth, among others.

The following table presents FFO and net income attributable to Unitholders in our office segment for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
FFO	$178	$145	$495	$410
Net income attributable to Unitholders	153	936	2,070	1,932

FFO from our office segment was $178 million for the three months ended September 30, 2015 as compared to $145 million in the same period in the prior year. This increase is primarily related to the FFO contribution from the Canary Wharf Transaction.

FFO from our office segment was $495 million for the nine months ended September 30, 2015 as compared to $410 million in the same period in the prior year. The increase was primarily the result of our increased ownership of the common shares of BPO to 100% in 2015 from 83% for the same period in 2014 on a weighted-average basis, as well as the FFO contribution from Canary Wharf in the current period and the acquisition of Candor Office Parks in the fourth quarter of last year. We also recognized a $15 million dividend from our 22% interest in Canary Wharf prior to the Canary Wharf Transaction. These increases were partially offset by the negative impact of foreign exchange.

Net income attributable to Unitholders decreased by $783 million to $153 million during the three months ended September 30, 2015 as compared to $936 million during the same period in 2014. The decrease is primarily a result of higher fair value gains recorded in the prior year due to the strengthening of market conditions and leasing during the period primarily in New York City and London.

Net income attributable to Unitholders increased by $138 million to $2,070 million during the nine months ended September 30, 2015 as compared to $1,932 million during the same period in 2014. The increase is primarily due to a tax benefit as a result of a reduction in the effective tax rate applied to the income of certain subsidiaries, as well as higher FFO compared to the prior year and lower valuation gains in the current period as compared to the prior year. This increase is partially offset by the impact of foreign exchange.

The following table presents key operating metrics for our office portfolio as at and for the three months ended September 30, 2015 and 2014:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Total portfolio:
NOI(1)	$324	$346	$110	$46
Number of properties	185	171	55	25
Leasable square feet (in thousands)	70,847	67,311	23,567	12,048
Occupancy	88.8%	89.0%	95.4%	89.8%
In-place net rents (per square foot)(2)	$25.13	$25.94	$40.57	$36.08
Same-property:
NOI(1,2)	$286	$278	$44	$42
Number of properties	76	76	10	10
Leasable square feet (in thousands)	56,719	56,776	8,846	8,857
Occupancy	91.6%	90.8%	95.2%	95.1%
In-place net rents (per square foot)(2)	$26.19	$26.27	$44.42	$41.80
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2) Prior period presented using the September 30, 2015 exchange rate.

NOI from our consolidated properties decreased to $324 million during the three months ended September 30, 2015 from $346 million during the same period in 2014. This decrease was primarily due to the negative impact of foreign currency and the partial disposition of the eight assets contributed to the D.C. Fund and dispositions in Boston, Seattle and Toronto, offset by the NOI contribution from leases in lower Manhattan and acquisitions made during the current year.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $64 million to $110 million during the three months ended September 30, 2015, compared to $46 million during the period in the prior year. This increase primarily reflects the inclusion of Canary Wharf in the current period. The increase in occupancy reflects the inclusion of Canary Wharf, where occupancy rates are on average higher than at our other unconsolidated properties.

Same-property NOI for our consolidated properties for the three months ended September 30, 2015 compared with the same period in the prior year increased by $8 million to $286 million, on a constant currency basis. This increase was primarily the result of higher same-property NOI at our U.S. and U.K. properties as a result of successful leasing activity.

During the three months ended September 30, 2015, same-property NOI for our unconsolidated properties, which is presented on a proportionate and constant currency basis, increased by $2 million to $44 million compared to the same period in the prior year. This increase reflects higher in-place net rents at our unconsolidated properties in the United States.

The following table presents certain key operating metrics related to leasing activity in our office segment for the nine months ended September 30, 2015 and 2014:

	Total Portfolio
(US$ Millions, except where noted)	Sep 30, 2015	Sep 30, 2014
Leasing activity (in thousands of square feet)
New leases	4,281	4,977
Renewal leases	4,189	2,615
Total leasing activity	8,470	7,592
Average term (in years)	8.0	7.5
Year one leasing net rents (per square foot)(1)	$25.67	$31.77
Average leasing net rents (per square foot)(1)	28.17	34.60
Expiring net rents (per square foot)(1)	21.46	22.70
Estimated market net rents for similar space (per square foot)(1)	35.71	33.15
Tenant improvement and leasing costs (per square foot)	44.79	70.53
(1) Presented using normalized foreign exchange rates, using the September 30, 2015 exchange rate.

For the nine months ended September 30, 2015, we leased approximately 8.5 million square feet at average in-place net rents of $28.17 per square foot. Approximately 51% of our leasing activity represented new leases. Our overall office portfolio’s in-place net rents are currently 15% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the nine months ended September 30, 2015, tenant improvements and leasing costs related to leasing activity were $44.79 per square foot, compared to $70.53 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our office segment:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Consolidated properties	$63	$851	$1,106	$2,040
Unconsolidated properties(1)	—	64	347	152
Total fair value gains, net	$63	$915	$1,453	$2,192

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value gains of $63 million in the three months ended September 30, 2015 as compared to $915 million in the same period in the prior year. The fair value gains in the current period primarily relate to continued strength in the New York City, London and Sydney office markets.

During the nine months ended September 30, 2015, we recorded fair value gains of $1,453 million as compared to $2,192 million in the same period in the prior year. The current year includes fair value gains in our U.S. and Australian office portfolios, mainly as a result of cash flow changes, based on leases signed during the period and some discount and capitalization rate compression to reflect improvements in the office markets in the impacted regions, respectively. Also contributing to this increase were the fair value gains on our investment in Canary Wharf prior to the Canary Wharf Transaction.

The key valuation metrics for commercial properties in our office segment are as follows:

	Sep 30, 2015			Dec 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.8%	10	7.1%	5.9%	10
Canada	6.2%	5.6%	10	6.3%	5.6%	11
Australia	7.9%	6.2%	10	8.3%	6.8%	10
Europe	6.6%	5.2%	11	6.8%	5.1%	10
Brazil	9.0%	7.5%	10	8.5%	7.5%	10
India	14.0%	10.4%	10	n/a	n/a	n/a
Unconsolidated properties
United States	6.4%	5.4%	9	6.4%	5.4%	9
Australia	7.7%	6.6%	10	8.3%	7.0%	10
Europe(1)	4.9%	5.2%	10	n/a	n/a	n/a

(1)
Certain European properties accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our office segment as at September 30, 2015 and December 31, 2014:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Investment properties
Commercial properties	$28,105	$28,531
Commercial developments	3,284	2,640
Equity accounted investments	5,806	2,061
Participating loan interests	574	609
Investment in Canary Wharf	—	1,265
Accounts receivable and other	1,048	1,216
Cash and cash equivalents	483	620
Assets held for sale	524	1,676
Total assets	$39,824	$38,618
Debt obligations	14,328	14,402
Capital securities	706	643
Accounts payable and other liabilities	2,911	3,040
Liabilities associated with assets held for sale	303	825
Non-controlling interests of others in operating subsidiaries and properties	3,363	3,705
Equity attributable to Unitholders	$18,213	$16,003

Equity attributable to Unitholders increased by $2,210 million to $18,213 million at September 30, 2015 from $16,003 million at December 31, 2014. The increase was primarily the result of an additional investment in Canary Wharf, which was funded through the issuance of capital securities in December 2014. The remaining increase in equity was a result of valuation gains recorded in the current year, partially offset by the negative impact of foreign exchange.

Commercial properties totaled $28,105 million at September 30, 2015, compared to $28,531 million at December 31, 2014. The decrease is primarily attributable to the reclassification of 99 Bishopsgate in London to assets held for sale and the impact of foreign exchange offset by the recognition of valuation gains and capital expenditures during the period.

Commercial developments increased by $644 million between December 31, 2014 and September 30, 2015. The increase is primarily attributable to capital expenditures and the recognition of valuation gains offset by the negative impact of foreign exchange.

The following table summarizes the scope and progress of active developments in our office segment as of September 30, 2015:

				Cost				Loan
(Millions, except square feet in thousands)	Square Feet Under Construction (in 000's)	Expected Date of Cash Stabilization	Percent Pre-Leased	Total(1)		To Date		Total		Drawn
Active developments:
Bay Adelaide East, Toronto	980	Q2 2017	69%	C$	463	C$	416	C$	350	C$	239
Brookfield Place Tower 2, Perth	362	Q3 2017	63%	A$	353	A$	289	A$	240	A$	187
L'Oreal Brazil Headquarters, Rio de Janeiro(2)	197	Q3 2018	93%	R$	137	R$	51	R$	—	R$	—
Three Manhattan West, Midtown New York	587	Q3 2018	—%		$739		$314		$479		$29
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	325	C$	575	C$	71
London Wall Place, London(2)	505	Q3 2019	73%		£190		£89		£137		£22
100 Bishopsgate, London	962	Q4 2019	25%		£802		£279		£—		£—
Principal Place - Commercial, London	621	Q4 2019	69%		£365		£151		£280		£59
One Manhattan West, Midtown New York	2,117	Q4 2019	25%		$1,899		$355		$1,250		$—
Newfoundland, London(2)	562	Q2 2020	—%		£197		£27		£140		£—
Wood Wharf Phase 1, London(2)	1,453	Q2 2022	—%		£650		£64		£458		£5
1 Bank Street, London(2)	713	Q2 2022	40%		£233		£38		£151		£—
10 Bank Street, London(2)	661	Q1 2023	—%		£217		£46		£140		£—
	11,120

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

The following table presents changes in our partnership’s equity accounted investments in the office segment from December 31, 2014 to September 30, 2015:

(US$ Millions)	Sep 30, 2015
Equity accounted investments, beginning of period	$2,061
Additions, net of disposals and return of capital distributions	3,315
Share of net income, including fair value gains	491
Distributions received	(33)
Foreign exchange	(54)
Other	26
Equity accounted investments, end of period	$5,806

Equity accounted investments increased by $3,745 million since December 31, 2014 to $5,806 million at September 30, 2015. The increase reflects the acquisition of a 50% interest in Canary Wharf and fair value gains on equity accounted properties in New York and London.

Debt obligations decreased from $14,402 million at December 31, 2014 to $14,328 million at September 30, 2015. This decrease is the result of the reclassification of property-level debt related to office properties in London to liabilities associated with assets held for sale and the impact of foreign exchange. These decreases were partially offset by upfinancing activities and drawdowns on construction facilities.

We also had $706 million of capital securities – fund subsidiaries outstanding at September 30, 2015 as compared to $643 million at December 31, 2014. Capital securities – fund subsidiaries include $666 million (December 31, 2014 - $643 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $40 million (December 31, 2014 - nil) which represents the equity interests held by our co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Office

The key components of NOI in our office segment are presented below:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$597	$625	$1,812	$1,873
Direct commercial property expense	(273)	(279)	(826)	(831)
Total NOI	$324	$346	$986	$1,042

The following table reconciles office NOI to net income for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Same-property net operating income	$286	$278	$837	$819
Currency variance	—	25	—	59
Net operating income related to acquisitions and dispositions	6	33	67	135
Net operating income from opportunistic portfolio	32	10	82	29
Total NOI	324	346	986	1,042
Investment and other revenue	23	23	108	237
Share of net earnings from equity accounted investments	67	87	491	224
Interest expense	(161)	(171)	(498)	(526)
Depreciation and amortization	(3)	(4)	(12)	(13)
General and administrative expense	(37)	(32)	(108)	(108)
Fair value gains, net	63	851	1,106	2,040
Income before taxes	276	1,100	2,073	2,896
Income tax (expense) benefit	(32)	(83)	213	(520)
Net income	$244	$1,017	$2,286	$2,376
Net income attributable to non-controlling interests	91	81	216	444
Net income attributable to Unitholders	$153	$936	$2,070	$1,932

The following table reconciles office net income to FFO for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Net income	$244	$1,017	$2,286	$2,376
Add (deduct):
Fair value gains, net	(63)	(851)	(1,106)	(2,040)
Share of equity accounted fair value gains, net	—	(64)	(347)	(152)
Income tax expense (benefit)	32	83	(213)	520
Non-controlling interests in above items	(35)	(40)	(125)	(294)
FFO	$178	$145	$495	$410

Retail

Our retail segment consists of 172 regional malls and urban retail properties containing 154 million square feet in the United States and Brazil. A substantial portion of our retail properties are held through our 29% interest in GGP (34% on a fully-diluted basis, assuming all outstanding warrants are exercised) and our 33% interest in Rouse.

The following table presents FFO and net income attributable to Unitholders in our retail segment for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
FFO	$106	$101	$326	$319
Net income attributable to Unitholders	141	148	333	736

FFO earned in our retail platform for the three months ended September 30, 2015 was $106 million compared to $101 million for the same period in the prior year. FFO earned in our retail platform for the nine months ended September 30, 2015 was $326 million compared to $319 million for the same period in the prior year. These increases period over period are primarily a result of higher FFO from our investment in GGP, due to improved operating performance and interest expense savings in the underlying investment, offset by dispositions in our Brazilian retail fund and the impact of foreign exchange.

Net income attributable to Unitholders decreased by $7 million to $141 million for the three months ended September 30, 2015 as compared to $148 million during the same period in the prior year. The decrease is primarily attributable to negative fair value adjustments on our Brazilian retail assets as well as the goodwill impairment on these assets, as the current macroeconomic environment in Brazil could no longer substantiate such a portfolio premium. This decrease was partially offset by fair value gains on our investment in GGP warrants, as well as a fair value gain recognized upon the conversion of our investment in convertible preferred shares into common shares in CXTD in Shanghai in the current quarter.

Net income attributable to Unitholders decreased by $403 million to $333 million for the nine months ended September 30, 2015 as compared to $736 million during the same period in the prior year. This decrease in net income attributable to unitholders is primarily attributable to the mark-to-market adjustment on our investment in GGP warrants, as a result of a decline in GGP's share price since December 31, 2014. In addition, the prior year included significant fair value gains on our U.S. retail portfolio.

The following table presents key operating metrics in our retail portfolio as at and for the three months ended September 30, 2015 and 2014:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
NOI:
Total portfolio(1)	$19	$28	$183	$182
Same-property(1,2)	17	15	177	171
Total portfolio:
Number of malls and urban retail properties	6	9	166	163
Leasable square feet (in thousands)	2,280	3,448	151,475	152,386
Occupancy	94.8%	95.9%	95.4%	95.5%
In-place net rents (per square foot)(2)	30.85	24.21	56.06	55.08
Tenant Sales (per square foot)(2)	443	410	552	522
(1) NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.
(2) Presented using normalized foreign exchange rates, using the September 30, 2015 exchange rate.

NOI on consolidated properties for the three months ended September 30, 2015 compared with the same period of the prior year decreased by $9 million. This decrease was primarily due to the disposition of two malls in Brazil as well as the negative impact of foreign exchange.

NOI on unconsolidated properties during the same period, which is presented on a proportionate basis, increased to $183 million from $182 million in the prior year, where improved performance related to the GGP properties was partially offset by dispositions, including of partial interests in a marquee mall in Honolulu. On a same-property basis, NOI on unconsolidated properties increased by $6 million to $177 million from $171 million due to increases in rental rates and higher tenant sales in our United States portfolio.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2015 and 2016 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$ Millions, except where noted)	Sep 30, 2015	Sep 30, 2014
Number of leases	2,257	2,163
Leasing activity (in thousands of square feet)	6,914	6,355
Average term in years	6.3	6.2
Initial rent per square foot(1)	$59.97	$59.17
Expiring rent per square foot(2)	53.88	51.13
Initial rent spread per square foot	6.09	8.04
% change	11.3%	15.7%
Tenant allowances and leasing costs	144	111
(1) Represents initial rent over the term consisting of base minimum rent and common area costs.
(2) Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

As of September 30, 2015, we leased approximately 6.9 million square feet at initial rents approximately 11.3% higher than expiring net rents on a suite-to-suite basis. Additionally, for the nine months ended September 30, 2015, tenant allowances and leasing costs related to leasing activity were $144 million compared to $111 million during the same period in the prior year.

Our retail portfolio occupancy rate at September 30, 2015 was 95.4%. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $55.22 at September 30, 2015 from $53.53 at September 30, 2014, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolio. At GGP, tenant sales (all less anchors) increased by 3.3% on a trailing twelve month basis and suite-to-suite lease spreads increased by 9.7% for leases that commenced in the trailing twelve months.

The following table presents our fair value (losses) gains from consolidated and unconsolidated investments in our retail segment:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Consolidated properties	$22	$(54)	$(157)	$223
Unconsolidated properties(1)	11	64	143	201
Total fair value (losses) gains	$33	$10	$(14)	$424

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value gains of $33 million and $10 million in our retail segment for the three months ended September 30, 2015 and 2014, respectively. During the three months ended September 30, 2015, we recorded fair value gains on the GGP warrants as a result of an increase in the stock price during the period. In addition, we recognized approximately $77 million of fair value gains related to the conversion of our preferred equity interest in CXTD to common shares during the third quarter of 2015. These increases were partially offset by fair value losses related to our Brazilian retail properties as a result of the deteriorating economic environment in the country. In the current year, we also fully impaired the portfolio goodwill related to these assets as a result of the market conditions.

We recorded fair value losses of $14 million for the nine months ended September 30, 2015, as compared to fair value gains of $424 million during the same time period in the prior year. The fair value losses are due to the write-offs on our Brazilian portfolios, as noted above, fair value losses on the GGP warrants, as a result of a decline of the GGP stock price during the nine months ended September 30, 2015, offset by the gain on conversion of our interest in CXTD and fair value gains on our U.S portfolio. The gains in the prior year were a result of valuation gains on our U.S. portfolio.

The key valuation metrics of these properties in our retail segment are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep 30, 2015			Dec 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Brazil	9.8%	7.2%	10	9.2%	7.1%	10
Unconsolidated properties
United States	7.6%	5.9%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the retail segment increased by $67 million at September 30, 2015 from December 31, 2014 due to the net income attributable to Unitholders offset by dividends received from our investment in GGP and Rouse.

The following table presents an overview of the financial position of our retail segment as at September 30, 2015 and December 31, 2014:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Investment properties	$910	$1,496
Equity accounted investments	8,164	7,295
GGP warrants	1,276	1,394
Accounts receivable and other	61	778
Cash and cash equivalents	33	60
Total assets	$10,444	$11,023
Debt obligations	305	$513
Accounts payable and other liabilities	89	155
Non-controlling interests of others in operating subsidiaries and properties	812	1,184
Equity attributable to Unitholders	$9,238	$9,171

Investment properties totaled $910 million at September 30, 2015 as compared to $1,496 million at December 31, 2014. The decrease is a result of the disposition of a mall in Brazil, unrealized fair value losses on the remaining Brazilian retail assets and the impact of foreign exchange.

Equity accounted investments increased by $869 million to $8,164 million at September 30, 2015 as compared to $7,295 million at December 31, 2014 primarily as a result of the conversion of our preferred equity interest in CXTD to common shares, which resulted in the partnership's accounting for this investment under the equity method, and net income from our U.S. mall portfolio. This increase was partially offset by dividends received from GGP and Rouse during the current period.

Accounts receivable and other at December 31, 2014 included our preferred equity interest in CXTD and goodwill related to the portfolio premium on our Brazilian retail assets, which was impaired during the third quarter of 2015.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2014 to September 30, 2015:

(US$ Millions)	Sep 30, 2015
Equity accounted investments, beginning of period	$7,295
Additions, net of disposals	564
Share of net income, including fair value gains	461
Distributions received	(143)
Other	(13)
Equity accounted investments, end of period	$8,164

Debt obligations decreased by $208 million to $305 million at September 30, 2015 from $513 million at December 31, 2014 as a result of the paydown of debt in Brazil with proceeds from the dispositions of malls in the fourth quarter of 2014 and the second quarter of 2015, as well as the impact of foreign exchange.

Reconciliation of Non-IFRS Measures – Retail

The key components of NOI in our retail segment are presented below:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$23	$36	$72	$101
Direct commercial property expense	(4)	(8)	(15)	(22)
Total NOI	$19	$28	$57	$79

The following table reconciles retail NOI to net income for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Total NOI	$19	$28	$57	$79
Investment and other revenue	2	12	26	32
Share of net earnings from equity accounted investments	115	160	461	503
Interest expense	(12)	(22)	(42)	(59)
General and administrative expenses	(3)	(3)	(10)	(9)
Fair value gains (losses), net	22	(54)	(157)	223
Income before taxes	143	121	335	769
Income tax benefit (expense)	8	4	8	(9)
Net income	$151	$125	$343	$760
Net income attributable to non-controlling interests	10	(23)	10	24
Net income attributable to Unitholders	$141	$148	$333	$736

The following table reconciles retail net income to FFO for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Net income	$151	$125	$343	$760
Add (deduct):
Share of equity accounted fair value gains, net	(11)	(64)	(143)	(201)
Fair value (gains) losses, net	(22)	54	157	(223)
Income tax (benefit) expense	(8)	(4)	(8)	9
Non-controlling interests in above items	(4)	(10)	(23)	(26)
FFO	$106	$101	$326	$319

Industrial, Multifamily, Hospitality and Triple Net Lease

Our industrial, multifamily, hospitality and triple net lease segments are comprised of the following:

•
Over 47 million square feet of industrial space across 172 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 7 million square feet currently under construction;

•	Approximately 38,800 multifamily units across 134 properties in the United States and Canada;

•	27 hospitality assets with approximately 18,000 rooms in North America, Europe and Australia; and

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

The following table presents NOI, FFO and net income attributable to Unitholders in our industrial, multifamily, hospitality and triple net lease segments for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
NOI	$252	$103	$640	$300
FFO	18	17	92	54
Net income attributable to Unitholders	97	8	199	66

Since last year, we have made significant investments in industrial, multifamily, hospitality and triple net lease properties. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired Center Parcs UK, which operates five short break destinations across the U.K., and a portfolio of hotels in Germany through a 50/50 joint venture, during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015;

•
Acquired a 4,000-unit multifamily portfolio in Manhattan on a value-add basis, with plans to renovate the majority of those units and benefit from positive rent spreads on the releasing of renovated units, during the fourth quarter of 2014;

•
Established a new platform with the acquisition of CARS, which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis, during the fourth quarter of 2014; and

•	Expanded our industrial platform in Europe with the acquisition of portfolios in France and Germany, during the third and fourth quarters of 2014.

In addition to the contribution from these investments, we also benefited from improved operating results at the Atlantis over the prior year.

Contributing to the increase in net income attributable to Unitholders were net income from the acquisitions noted above, as well as fair value gains, particularly related to the value-add multifamily portfolio and our industrial assets in the U.S., U.K. and Germany, where we benefited from discount rate and capitalization rate compression as a result of an improved economic environment.

Offsetting some of these increases were the disposition of the One&Only Ocean Club in the Bahamas and a Mexican industrial portfolio in the second and fourth quarters of 2014, respectively, and the disposition of select mature assets within the multifamily and industrial portfolios throughout the period. In addition, the current period includes transaction costs associated with the acquisitions noted above, which are expensed within general and administrative expense.

The following table presents the contributions to fair value gains, net from consolidated and unconsolidated investments in our industrial, multifamily, hospitality and triple net lease segments:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Consolidated properties	$178	$(16)	$343	$100
Unconsolidated properties(1)	48	18	52	49
Total fair value gains, net	$226	$2	$395	$149

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our industrial, multifamily and triple net lease properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Sep 30, 2015			Dec 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Industrial	7.6%	6.9%	9	7.9%	7.3%	10
Multifamily(1)	5.0%	n/a	n/a	5.4%	n/a	n/a
Triple Net Lease(1)	6.2%	n/a	n/a	6.6%	n/a	n/a
Unconsolidated properties
Industrial	7.1%	6.5%	9	7.2%	6.6%	10
Multifamily(1)	5.5%	n/a	n/a	5.5%	n/a	n/a

(1)
The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our industrial, multifamily, hospitality and triple net lease segments:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Investment properties	$11,369	$8,474
Hospitality assets	6,254	2,478
Equity accounted investments	1,272	958
Accounts receivable and other	1,046	895
Cash and cash equivalents	617	442
Assets held for sale	1	565
Total assets	$20,559	$13,812
Debt obligations	12,037	8,210
Accounts payable and other liabilities	840	545
Liabilities associated with assets held for sale	—	396
Non-controlling interests of others in operating subsidiaries and properties	4,746	3,071
Equity attributable to Unitholders	$2,936	$1,590

The increase in investment properties since December 31, 2014 is primarily the result of the acquisitions of Associated Estates and fair value gains in our multifamily, industrial and triple net lease portfolios. The increase in hospitality assets at September 30, 2015 was the result of the acquisition of the Center Parcs UK assets.

Equity accounted investments increased during the nine months ended September 30, 2015 compared to December 31, 2014 as a result of the acquisition of a portfolio of hotels in Germany, two hospitality assets in the United States and eleven value-add multifamily properties.

Assets held for sale and related liabilities decreased at September 30, 2015 compared to December 31, 2014 primarily as a result of the sale of three multifamily assets during the second quarter of 2015.

Debt obligations increased from December 31, 2014 to September 30, 2015 primarily due to the acquisitions noted above.

Reconciliation of Non-IFRS Measures - Industrial, Multifamily, Hospitality and Triple Net Lease

The key components of NOI in our industrial, multifamily, hospitality and triple net lease segments are presented below:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Commercial property revenue	$185	$85	$512	$237
Hospitality revenue	363	236	897	775
Direct commercial property expense	(56)	(27)	(127)	(106)
Direct hospitality expense	(240)	(191)	(642)	(606)
Total NOI	$252	$103	$640	$300

The following table reconciles industrial, multifamily, hospitality and triple net lease NOI to net income for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Total NOI	$252	$103	$640	$300
Investment and other revenue	73	81	158	148
Investment and other expense	(54)	(58)	(114)	(93)
Share of net earnings from equity accounted investments	52	9	92	55
Interest expense	(127)	(48)	(327)	(150)
General and administrative expense	(80)	(25)	(126)	(53)
Depreciation and amortization	(42)	(33)	(110)	(100)
Fair value gains, net	178	(16)	343	100
Income before taxes	252	13	556	207
Income tax expense	(6)	(3)	(16)	(12)
Net income	$246	$10	$540	$195
Net income attributable to non-controlling interests	149	2	341	129
Net income attributable to Unitholders	$97	$8	$199	$66

The following table reconciles industrial, multifamily, hospitality and triple net lease net income to FFO for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Net income	$246	$10	$540	$195
Add (deduct):
Fair value gains, net	(178)	16	(343)	(100)
Share of equity accounted fair value losses (gains), net	(48)	(18)	(52)	(49)
Depreciation and amortization of real estate assets	39	29	104	85
Income tax expense	6	3	16	12
Non-controlling interests in above items	(47)	(23)	(173)	(89)
FFO	$18	$17	$92	$54

Corporate

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our segments’ operating performance.

FFO in our corporate segment was a loss of $137 million (2014 - loss of $91 million) and $414 million (2014 - loss of $239 million) for the three and nine months ended September 30, 2015, respectively.

Interest expense for the three months ended September 30, 2015 was $97 million, which is comprised of $56 million of interest expense on capital securities and $41 million of interest expense on our credit facilities, as compared to total interest expense of $57 million for the same period in the prior year. The $40 million increase in interest expense is primarily due to interest expense on capital securities issued in December 2014 and interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in 2014.

General and administrative expense for the three months ended September 30, 2015 was $54 million which is primarily comprised of $38 million of asset management fees and $16 million of other corporate and transaction costs. The increase of $24 million during the current quarter from $30 million during the same period in the prior year is primarily due to higher management fees on Brookfield-managed funds, in which the partnership is a limited partner, and an increase in asset management fees which is a result of the increase of the partnership's total capitalization.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Accounts receivable and other	$133	$162
Restricted cash	—	1,800
Cash and cash equivalents	55	160
Total assets	188	2,122
Debt obligations	4,901	3,881
Capital securities	3,320	3,368
Deferred tax liabilities	1,208	1,131
Accounts payable and other liabilities	379	167
Non-controlling interests	(458)	131
Equity attributable to Unitholders	$(9,162)	$(6,556)

The corporate balance sheet includes corporate debt and capital securities from our partnership and BPO. The increase in corporate debt obligations is primarily a result of temporary drawdowns on the credit facilities to fund acquisitions in the current period, partially offset by asset sales initiatives that raised $483 million in proceeds to repay our BPO acquisition facility from $1,141 million at the end of the prior year to the current balance of $658 million.

On December 4, 2014, the Operating Partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The cash received from the issuance of the Preferred Equity Units was used during the first quarter of 2015 in connection with the Canary Wharf Transaction.

In August 2015, we renewed our normal course issuer bid for our LP Units for a further one-year period. During the twelve-month period commencing August 6, 2015, and ending August 5, 2016, we may purchase on the Toronto Stock Exchange, the New York Stock Exchange, and any alternative Canadian trading platform, up to 13,142,359 LP Units, representing approximately 5% of our issued and outstanding LP Units. Unitholders may obtain a copy of the Notice of Intention relating to our normal course issuer bid, without charge, by contacting the partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep 30, 2015	Dec 31, 2014
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$530	$524
Series 2	24,000,000	6.50%	514	510
Series 3	24,000,000	6.75%	505	501
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Class AAA Series G(1)	3,396,451	5.25%	85	85
Class AAA Series H(1)	7,000,000	5.75%	132	150
Class AAA Series J(1)	6,954,756	5.00%	130	150
Class AAA Series K(1)	4,995,414	5.20%	93	107
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	953,549	5.25%	23	25
Class A Series 2	1,000,000	5.75%	20	22
Class A Series 3	934,232	5.00%	19	22
Class A Series 4	984,586	5.20%	19	22
Total capital securities - corporate			$3,320	$3,368

Current			$428	$476
Non-current			2,892	2,892
Total capital securities - corporate			$3,320	$3,368

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, 1,000,000 and 1,004,586 shares of Series G, Series H, Series J and Series K Class AAA Preferred Shares of BPO, respectively, which has been reflected as a reduction in outstanding shares of each series.

In addition, as at September 30, 2015, we had $25 million of preferred shares issued by various holding entities of our partnership with a cumulative dividend rate of 5% outstanding.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles corporate net (loss) to FFO for the three and nine months ended September 30, 2015 and 2014:

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Net (loss)	$(206)	$(109)	$(560)	$(506)
Add (deduct):
Fair value gains, net	18	—	40	—
Income tax expense	42	23	96	253
Non-controlling interests in above items	9	(5)	10	14
FFO	$(137)	$(91)	$(414)	$(239)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2015, capital totaled $65 billion, an increase of $6 billion from December 31, 2014.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,491 million at September 30, 2015 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities. Since December 31, 2014, we added construction facilities related to the active developments at One Manhattan West ($1,250 million), Canary Wharf ($1,346 million at share) and Principal Place - Commercial ($424 million).

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Corporate cash and cash equivalents	$32	$73
Restricted cash related to issuance of preferred shares	—	1,800
Available committed corporate credit facilities	463	130
Available subordinated credit facilities	172	399
Corporate liquidity	667	2,402
Proportionate cash retained at subsidiaries	1,032	882
Proportionate availability under construction facilities	4,047	1,614
Proportionate availability under subsidiary credit facilities	745	305
Group-wide liquidity	$6,491	$5,203

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep 30, 2015
Remainder of 2015	$935
2016	4,427
2017	4,264
2018	2,466
2019	2,587
2020 and thereafter	6,971
Deferred financing costs	(127)
Secured debt obligations	$21,523
Loan to value	49.3%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2015-2016.

For the three and nine month periods ended September 30, 2015, the partnership made distributions to unitholders of $189 million and $567 million, respectively. This compares to cash flow from operating activities of $222 million and $572 million for each period. The cash flow from operating activities exceeded distributions for the three and nine month periods ended September 30, 2015.
The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in National Policy 41-201 Income Trusts and Indirect Offerings.

PART III – RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil, China and India. A prolonged downturn in the economies of these regions would result in reduced demand for space and the number of prospective tenants and would affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled “Item 3.D. Key Information - Risk Factors” in our December 31, 2014 annual report on Form 20-F.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a particular business sector is lessened. Government and Government Agencies comprise 7.3% of our office segment tenant base and, as at September 30, 2015, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at September 30, 2015:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	7.3%
Barclays	London	BBB	2.5%
Morgan Stanley	Denver/NY/Toronto	A-	2.5%
CIBC World Markets(3)	Calgary/Houston/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	A	1.4%
Royal Bank of Canada	Various	AA-	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A	1.3%
BHP Billiton	Perth	A+	0.9%
Total			22.1%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at September 30, 2015. The largest ten tenants in our portfolio accounted for approximately 21.9% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.7%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.7%
Forever 21, Inc.	Forever 21	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	2.0%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.8%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.6%
Express, Inc.	Express, Express Men	1.5%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
Total		21.9%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9% of our office, retail and industrial leases mature annually up to 2019. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.4 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at September 30, 2015, including our unconsolidated investments:

Office
(Sq. ft. in thousands)	Current	Remaining 2015	2016	2017	2018	2019	2020	2021	2022 and Beyond	Total
Total	9,004	1,354	5,594	5,580	6,732	7,973	8,035	5,464	44,678	94,414
Total % expiring	9.5%	1.4%	5.9%	5.9%	7.1%	8.4%	8.5%	5.9%	47.4%	100.0%

Retail(1)
Total	2,988	1,491	7,451	7,501	6,647	6,451	4,874	3,933	23,195	64,531
Total % expiring	4.6%	2.3%	11.5%	11.6%	10.3%	10.0%	7.6%	6.1%	36.0%	100.0%

Industrial
Total	5,228	155	6,458	5,612	6,471	3,670	6,060	4,358	9,220	47,232
Total % expiring	11.1%	0.3%	13.7%	11.9%	13.7%	7.8%	12.8%	9.2%	19.5%	100.0%
(1) Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

TAX RISK
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

ECONOMIC RISK
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of approximately 6.4 years.

INSURANCE RISK
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 58% of our outstanding debt obligations at September 30, 2015 are floating rate debt compared to 56% at December 31, 2014. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $184 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2015, our consolidated debt to capitalization was 48% (December 31, 2014 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

FOREIGN EXCHANGE RISK
As at and for the nine months ended September 30, 2015, approximately 33% of our assets and 32% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2015 and December 31, 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep 30, 2015	Interest rate caps of US$ LIBOR debt	$2,895	3.0% - 5.8%	Nov 2015 - Oct 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct 2020 - Nov 2020	(12)
	Interest rate caps of £ LIBOR debt	288	1.5% - 3.0%	Dec 2016 - Apr 2020	1
	Interest rate swaps of € EURIBOR debt	173	0.3% - 1.4%	Oct 2017 - Feb 2021	(3)
	Interest rate swaps of A$ BBSW/BBSY debt	470	3.5% - 5.9%	Jan 2016 - Jul 2017	(13)
	Interest rate swaps on forecasted fixed rate debt	1,885	2.8% - 5.3%	Nov 2025 - Jun 2029	(345)
Dec 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan 2015 - Oct 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec 2015 - Nov 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan 2016 - Jul 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct 2017 - Feb 2021	(3)
	Interest rate swaps on forecasted fixed rate debt	1,995	2.3% - 5.1%	May 2025 - Jun 2029	(262)

For the three and nine months ended September 30, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments in foreign subsidiaries as of September 30, 2015 and December 31, 2014:

(US$ Millions)	Hedging item	Notional		Rates	Maturity dates	Fair value
Sep 30, 2015	Net investment hedges		£1,730	£0.63/$ - £0.68/$	Oct 2015 - Jul 2016	(31)
	Net investment hedges		€353	€0.80/$ - €0.94/$	Dec 2015 - Sep 2016	$(6)
	Net investment hedges	A$	401	A$1.28/$ - A$1.44/$	Oct 2015 - Aug 2016	17
Dec 31, 2014	Net investment hedges		£1,170	£0.59/$ - £0.65/$	Apr 2015 - Jan 2016	$36
	Net investment hedges		€353	€0.75/$ - €0.80/$	Jan 2015 - Jun 2016	35
	Net investment hedges	A$	1,750	A$1.10/$ - A$1.27/$	Apr 2015 - Mar 2016	22

In addition to the above, the partnership has designated foreign currency forwards and zero cost collars as net investment hedges which include the following:

(US$ Millions)	Hedging item	Notional		Forward rates	Call Strike Prices	Put Strike Prices	Maturity Dates	Fair Value
Sep 30, 2015	Zero cost collar(1)	A$	550	A$1.29/$ - A$1.31/$	A$1.22/$	A$1.44/$ - A$1.47/S	Apr 2016	$27

(1)	Zero cost collar consists of bought call and sold put together with foreign currency forward agreements.

In connection with these hedges, $(12) million and $(25) million relating to the time value component of their valuation has been recorded in fair value gains, net in the condensed consolidated income statement for the three and nine months ended September 30, 2015, respectively. In addition, we also recorded within fair value gains, net $(13) million relating to the settlement of certain collars during the third quarter of 2015.

Other Derivatives
The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of September 30, 2015 and December 31, 2014:

(US$ Millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Sep 30, 2015	Interest rate caps	$382	Mar 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul 2017	3.25%	—	General and administrative expense
	Interest rate caps	13	Oct 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb 2016	2.93%	—	General and administrative expense
Dec 31, 2014	Interest rate caps	$382	Mar 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul 2017	3.25%	—	General and administrative expense
	Interest rate caps	51	Sep 2015	2.81% - 3.01%	—	General and administrative expense
	Interest rate caps	13	Oct 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb 2016	2.94%	—	General and administrative expense
	Interest rate caps	74	Mar 2016	2.94%	—	General and administrative expense
	Interest rate caps	68	Jul 2015	3.00%	—	General and administrative expense

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the Financial Statements.

The immediate parent of the partnership is the general partner, Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as their directors and spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the Operating Partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the New York Stock Exchange (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the Operating Partnership and certain holding entities held directly by the Operating Partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and nine months ended September 30, 2015 was $24.9 million (2014 - $12.5 million) and $49.9 million (2014 - $37.5 million), respectively. The equity enhancement distribution for the three and nine months ended September 30, 2015 was $6.2 million (2014 - $14.2 million) and $52.7 million (2014 - $32.4 million), respectively.

In connection with the issuance of Preferred Equity Units to QIA, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep 30, 2015	Dec 31, 2014
Balances outstanding with related parties:
Participating loan interests	$574	$609
Loans and notes receivable(1)	70	82
Receivables and other assets	26	143
Property-specific debt obligations	(420)	(491)
Corporate debt obligations	(680)	(570)
Other liabilities	(269)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

(1)
Includes a $70 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Sep 30,		Nine months ended Sep 30,
(US$ Millions)	2015	2014	2015	2014
Transactions with related parties:
Commercial property revenue(1)	$6	$3	$14	$10
Participating loan interests (including fair value gains, net)	31	24	91	67
Interest expense	19	4	44	12
Interest on capital securities held by Brookfield Asset Management	19	19	58	57
General and administrative expense(2)	53	44	153	126
Construction costs(3)	78	55	216	144

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the third quarter of 2015, the partnership sold an office development project in São Paulo, Brazil to a subsidiary of Brookfield Asset Management, the partnership's ultimate parent company. The consideration received was $109 million, based on a third-party valuation performed on the property. Upon close of the transaction, the partnership recognized $63 million of realized fair value losses, primarily as a result of movements in the Brazilian Real to U.S. Dollar exchange rate from the date of acquisition and any interim capital contributions during the construction process.

On June 5, 2015, 9165789 Canada Inc. acquired $12 million of voting preferred shares of an indirect subsidiary of the partnership, BOP Management Holdings Inc., representing a 60% voting interest. 9165789 Canada Inc. was formed by BPO and 16 individuals who are senior officers of BPO and other Brookfield Asset Management subsidiaries, who were given the opportunity to invest in 9165789 Canada Inc. as part of the partnership's goal of retaining its top executives and aligning executives’ interests with those of the partnership. The senior officers acquired an aggregate of $2 million of common shares of 9165789 Canada Inc. for investment purposes in exchange for cash in an amount equal to the fair value of the shares. BPO also holds a $10 million non-voting preferred share interest in 9165789 Canada Inc. BOP Management Holdings Inc. indirectly owns 33% of BPO’s economic interest in DTLA and an interest in BPO’s U.S. asset management and certain promote fee streams.

On February 18, 2015, Brookfield Global FM Limited Partnership (“FM Co.”) sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management. FM Co. is accounted for in accordance with the equity method as an investment in associate.

PART IV – ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2015 and 2016, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements And Use Of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
www.brookfieldpropertypartners.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

CST TRUST COMPANY
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@canstockta.com
Web site:        www.canstockta.com

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, www.brookfieldpropertypartners.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.